

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 15, 2006

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #800 – 850 West Hastings Street
Vancouver, BC, Canada   V6C 1E1

> **Re: Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed July 14, 2006**
> **File No. 000-18860**

Dear Mr. Yee:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Additional Information, page 65

Documents on Display, page 79

1.   Please correct your reference to the SEC Public Reference Room to reflect the
        current address of 100 F St. NE, Washington, DC, USA, 20549.

Controls and Procedures, page 80

Evaluation of Disclosure Controls and Procedures, page 80

2.   You state your evaluation of the effectiveness of your disclosure controls and
        procedures was conducted within 90 days of the filing date of your annual report.
        Your evaluation must be completed as of the end of the period covered by your
        annual report to comply with Rule 13a-15 of the Exchange Act and Item 15(a) of
        Form 20-F.

Financial Statements, page 89

Statements of Cash Flows, page 93

3.   We note that you include an adjustment of $78,000 in reconciling 2005 net
        income to cash used in operations, pertaining to a divestiture of a long term
        investment in an affiliated company. However, your balance sheet as of
        December 31, 2004 does not show any long term investments in affiliated
        companies. Tell us what investment this adjustment relates to, and how the
        investment and divestiture are reported in your December 31, 2004 balance sheet
        and 2005 statements of operations and deficit. Also, provide us with the journal
        entries you made to record this transaction.

Note 6 – Investment in Affiliated Company, page 103

4.   We understand from your note disclosure and reporting in the statements of
        operations, that you settled debts owed to you by your former subsidiary, Aztec
        Metals Corp., amounting to $642,051, for 1,000,000 of their units, valued at
        $100,000. Tell us when such debts arose, the underlying circumstances, and why
        you agreed to settle the debts for substantially less than their stated value.
        Explain when the settlement occurred, relative to the private placement that
        diluted your interest in the entity from 63% to 27%. Additionally, tell us how you
        arrived at the "deemed" price of $0.10 per unit, which you used to value the units
        exchanged.

5.   We note that your recorded a dilution gain of $621,390, in conjunction with a
        private placement by your affiliate, Aztec Metals Corp., resulting in your
        ownership percentage declining from 63% to 27%, and requiring that you
        deconsolidate the entity in preparing your 2005 financial statements. Provide us
        with your computations, showing how this gain was calculated. Tell us the
        authoritative accounting literature that you followed for both Canadian and U.S.
        GAAP purposes. Please address the particular circumstances of this transaction
        that you believe support your accounting under the guidance in SAB Topic 5:H
        for U.S. GAAP reporting, particularly IRQ 2. Tell us how you determined that
        realization of the gain was assured, given that you relinquished control. Also,
        explain how you have accounted for all other issuances of stock or ownership
        interests in all other subsidiaries over those periods presented, as we believe your
        policy for recognition, under the appropriate circumstances, would need to be
        consistently applied.

Engineering Comments

General

6.   We note that you refer to or use the terms "resources," "drill indicated resources,"
        "proven," "probable," "measured," "indicated," or "inferred" on your website. As
        you may know, for U.S. reporting purposes, measures of mineral reserves must be
        consistent with the definitions set forth in Industry Guide 7. If you continue to
        make references on your web site to reserve measures other than those recognized
        by the SEC, please accompany such disclosure with the following cautionary
        language:

                "Cautionary Note to U.S. Investors - The United States Securities and
                Exchange Commission limits disclosure for U.S. reporting purposes to
                mineral deposits that a company can economically and legally extract or
                produce. We use certain terms on this web site, such as "reserves,"
                "resources," "geologic resources," "proven," "probable," "measured,"
                "indicated," or "inferred," which may not be consistent with the reserve
                definitions established by the SEC. U.S. investors are urged to consider
                closely the disclosure in our Form 20-F, File No. 000-18860. You can
                review and obtain copies of these filings from the SEC's website at
                http://www.sec.gov/edgar.shtml."

7.   Please disclose the information required by Industry Guide 7(b). In particular, for
        each property, include the following information:

        • The location, means of access to the property, and transportation from the
           property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7(b), paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

8.   Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

<u>Introduction, page 27</u>

<u>Mineral resources, page 28</u>

<u>Eskay Creek Property, British Columbia, Canada, page 34</u>

9.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Since you disclose that you cannot confirm that such information is in compliance with NI 43-101, you may need to remove disclosure of the related estimates.

Also note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.

Under the Canadian guidance, resources are disclosed as measured and indicated resources, separately from the inferred resources, using separate tables and narratives. Please limit such reporting to "in place" tonnage and grade.

Resources should not be disclosed as units of product, such as ounces of gold or pounds of copper.

Recent Work, page 31

10. Please disclose details about the operating costs and recovery parameters used to determine your cutoff grade estimate sufficient to understand how you determined that the cutoff grade or tenor used to define your mineral reserve or resource has reasonable prospects for economic extraction. Please ensure that in establishing the cut-off grade, you have reflected in your computations site specific information, including the location, deposit scale, and deposit continuity; and reasonable assumptions about the mining method and metallurgical process you will utilize; costs to produce, and metal prices to be realized. We ordinarily find that reasonable metal prices are represented by the historic three-year average price of the commodity sold.

Reserves, page 32

11. Please disclose the proven and probable reserves separately, and disclose the resource estimates using the following guidance. Please distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition to this, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives.

Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clear. Please include the cautionary language outlined below, adjacent to the tabular information.

Before the Measured and Indicated Resource table, insert the following:

> "*Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.* This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves."

Before the Inferred Resource table, insert the following:

> "*Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.* This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable."

Recent Work, page 33

12. In the third paragraph you refer to sample assays which were over 3 gpt gold in a grab sample and also disclose certain peak values. As a general checklist, when reporting the results of sampling and chemical analyses, please adhere to the following points:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please revise all disclosures about properties that appear in your filing as necessary to comply with this guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief